Annual Information Form

May 20, 2003

TABLE OF CONTENTS

The Company	1

Development of the Business	2

Business of the Company	5

Financial Profile	6

Commercial Properties	9

Power Generating Operations	14

Financial Operations	18

Residential Properties	23

Assets Under Development	24

Resource Investments	26

Capital Resources and Liquidity	28

Business Environment and Risks	35

Management’s Discussion and Analysis	39

Directors and Officers	39

Principal Shareholder	40

Stock Exchange Listings	42

Dividends and Dividend Policy	43

Selected Consolidated Financial Information	44

Subsidiaries	40

Additional Information	41

THE COMPANY

Brascan Corporation owns, manages and builds businesses that generate sustainable cash flows. Current operations are largely in the real estate, power generation and financial sectors. Operating assets currently include 55 commercial properties, 39 power generating facilities and an increasing portfolio of financial and other assets under management. In addition, the Company holds investments in the resource sector.

The Company’s goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth. The Company’s Class A Limited Voting Shares are listed on the New York and Toronto Stock Exchanges under the symbol BNN. Its publicly traded preferred shares and preferred securities are listed primarily on the Toronto Stock Exchange.

Brascan Corporation was formed pursuant to articles of amalgamation under the Business Corporations Act (Ontario) on August 1, 1997. References in this Annual Information Form to the “Company” refer to Brascan Corporation. References to “Brascan” refer to the Company and its consolidated subsidiaries. References to the Company and Brascan include its predecessor corporations. The Company’s registered office is Suite 300, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

The following table provides selected consolidated financial information in US$ with respect to the Company as at and for the five years ended December 31, 2002:

US$	2002	2001(2)	2000(2)	1999(2)	1998(2)

Per fully diluted Class A and Class B Limited Voting Share
Book value (1)	$14.85	$15.52	$16.27	$15.08	$13.45
Cash flow from operations	2.38	2.06	1.71	1.34	1.15
Cash return on book equity	16%	13%	11%	9%	8%
Trailing cash flow multiple on closing share price	8.5x	9.0x	8.6x	9.6x	12.5x
Market trading price — NYSE/AMEX (1)	$20.50	$18.06	$14.56	$13.50	$13.94
Market trading price — TSX (1)	Cdn$31.75	Cdn$28.75	Cdn$21.95	Cdn$19.10	Cdn$21.30
Net income
Prior to resource investments and gains	$1.23	$1.12	$0.75	$0.52	$0.59
Including resource investments and gains	0.21	0.98	2.29	1.44	1.43
Dividends paid	0.64	0.65	0.66	0.66	0.66

Total (millions)
Assets (1)	$14,422	$13,792	$14,407	$14,010	$13,463
Common equity (1)	2,625	2,668	2,805	2,704	2,424
Revenues	3,064	3,042	2,844	2,399	2,366
Net operating income	1,214	1,163	1,074	934	878
Cash flow from operations	469	388	332	267	231
Net income
Prior to resource investments and gains	264	225	161	121	130
Including resource investments and gains	83	201	435	284	280
Number of Class A and Class B Limited Voting Shares outstanding (1)	174.1	169.8	169.4	173.8	169.6

(1)	At the end of periods shown
(2)	Results for the years prior to 2002 reflect the consolidation of Brookfield Properties Corporation

Unless otherwise indicated, the information appearing in the balance of this Annual Information Form is stated as at December 31, 2002. Unless otherwise indicated, all dollar amounts for 2002 and prior years are in Canadian dollars and for 2003 are in US dollars.

This Annual Information Form makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of Brascan’s businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing the Company’s results.

DEVELOPMENT OF THE BUSINESS

Background

The Company’s oldest predecessor enterprise was founded in 1899 and incorporated as a public company in 1912 as Brazilian Traction, Light and Power Company, Limited. During the 1960s and 1970s, the Company sold its utility interests in Brazil and reinvested the proceeds into a diverse range of businesses located primarily in North America.

Over the past ten years, the Company has evolved from a diversified holding company into a focussed and growing operating company with three core businesses — real estate, power generation and asset management. These businesses operate principally in the United States and Canada. The Company also holds investments in the resource sector.

Recent Developments

The following is a summary of recent developments since January 2002.

In May 2003, Brascan announced that it had acquired approximately 50 million common shares of Canary Wharf Group, representing an approximate 9% interest in that company. Canary Wharf Group owns an 86 acre commercial property development in London, England encompassing 15 office properties, either completed or under construction, with a total area of approximately 14 million square feet.

In April and May 2003, Brascan completed the construction of two hydroelectric generating stations: a 45 megawatt (“MW”) facility in northern Ontario which replaced an older 27 MW station, and a 30 MW facility in south central British Columbia. These two stations increased Brascan’s total power generating capacity to 1,684 MW.

In April 2003, the Company announced a change in its reporting currency from Canadian dollars to US dollars, commencing with its financial results for the first quarter of 2003. Unless otherwise indicated, financial results and other financial information for the year 2002 and prior years are presented in this Annual Information Form in Canadian dollars, consistent with the presentation in the Company’s 2002 Annual Report, and financial information for 2003 to date is in US dollars. The Company also announced an increase in the quarterly dividend on its Class A and Class B Limited Voting Shares from Cdn$0.25 to Cdn$0.26, representing an annualized dividend of Cdn$1.04, commencing with the dividend payable on August 31, 2003.

Also in April 2003, the Company received approval for a normal course issuer bid to purchase up to 14,400,000 Class A Limited Voting Shares, representing approximately 8% of the issued and outstanding Class A Limited Voting Shares of the Company, through open market purchases on the New York and Toronto Stock Exchanges during the period from April 21, 2003 to April 20, 2004.

In March 2003, the Company issued US$200 million of 5.75% notes due March 1, 2010 and US$250 million of 7.375% debentures due March 1, 2033.

In February 2003, the Company issued Cdn$175 million of 15 year 5.4% retractable Class A, Series 12 Preference Shares. The net proceeds of the distribution were used for general corporate purposes.

In January 2003, Noranda Inc. (“Noranda”) announced a restructuring of its magnesium business to respond to major structural changes in the magnesium industry. An after-tax non-cash charge of Cdn$630 million was reflected in Noranda’s 2002 year-end financial results. The Company’s share of the writedown of Noranda’s magnesium business represented a non-cash charge of approximately Cdn$255 million or Cdn$1.44 per share. In January 2003, the Company extended its support to Noranda by agreeing to subscribe for up to Cdn$300 million Noranda preferred shares. Pursuant to this undertaking, in April 2003 the Company subscribed for Cdn$150 million preferred shares of Noranda, which also issued a further Cdn$150 million preferred shares to the public.

In January 2003, Brascan acquired through the Brascan Real Estate Finance Fund (“BREF”) US$44 million in common equity and subordinated debt of CRIIMI MAE as part of that company’s recapitalization. BREF is a private asset management vehicle established by Brascan in 2002 to invest in high yield real estate finance investments, primarily in the United States. CRIIMI MAE is a commercial mortgage company that holds a portfolio of commercial mortgage-related assets and provides mortgage servicing functions for US$17.4 billion of commercial mortgage loans.

Also in January 2003, Brascan completed the spin-off of Brookfield Homes Corporation, a Delaware corporation which was until then a wholly-owned subsidiary of Brookfield Properties Corporation (“Brookfield”), through a distribution of its common shares on the New York Stock Exchange. The Company is now the principal shareholder of Brookfield Homes Corporation, holding approximately 50% of its outstanding common shares. Brookfield Homes Corporation is a residential homebuilder and land developer, which builds homes and develops land in master-planned communities and infill locations in the United States.

In November 2002, Brascan acquired the remaining 50% interest that it did not already own in the Lake Superior Power cogeneration plant in northern Ontario for Cdn$65 million, comprised of approximately Cdn$30 million in cash and the assumption of Cdn$35 million of debt.

In September 2002, Brookfield issued Cdn$200 million of Class AAA, Series F preference shares. The net proceeds of the distribution were used to redeem Cdn$200 million of Class AAA preference shares, Series A, B and C, held by the Company.

Also in September 2002, Brascan acquired a 51% interest in the Tower Three building in World Financial Center in New York, containing 1.2 million square feet of leasable space, for US$158 million.

In August 2002, the Company completed the acquisition of all the outstanding Class A Shares and Class B Non-Voting Shares of ifs subsidiary, Brascan Financial Corporation (“Brascan Financial”) (formerly Trilon Financial Corporation), that it did not already own, for consideration of Cdn$359 million in cash, 11.4 million Class A Limited Voting Shares of the Company and 1.1 million Class A Preference Shares, Series 11 of the Company.

Also in August 2002, Brascan sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary, Alberta. This transaction generated net proceeds of approximately US$72 million, net of non-recourse debt on the property, based on a sale price of US$193 million.

In July 2002, the Company issued Cdn$73.5 million of 10 year 5.5% non-cumulative retractable Class A, Series 11 preference shares. The net proceeds of the distribution were used for general corporate purposes.

In June 2002, the Company issued US$350 million of 7.125% notes due June 15, 2012.

In May 2002, Brascan extended its power operations in the northeastern United States through the purchase of six hydroelectric generating stations in northern New Hampshire having a combined generating capacity of 31 MW for US$32 million.

Also in May 2002, Brascan acquired four hydroelectric generating stations in northern Ontario with a combined generating capacity of 488 MW from Ontario Power Generation Inc. for Cdn$340 million.

In April 2002, the Company issued Cdn$125 million of 8.30% Preferred Securities due June 30, 2051.

Also in April 2002, the Company received approval for a normal course issuer bid to purchase up to 13,900,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the issued and outstanding Class A Limited Voting Shares of the Company; through open market purchases on the New York and Toronto Stock Exchanges during the period from April 19, 2002 to April 18, 2003. Under this bid, the Company purchased 6,544,700 Class A Limited Voting Shares for Cdn$199 million at an average price of Cdn$30.39 per share.

In March 2002, Brascan sold a 50% interest in Exchange Tower, a 1.1 million square foot office property in downtown Toronto, for Cdn$155 million.

In February 2002, Brascan acquired six hydroelectric generating stations in northern Maine, with a combined generating capacity of 126 MW and related transmission facilities, for US$156 million.

During 2001, the Company increased its ownership of Nexfor Inc. (“Nexfor”), a building products and specialty paper company, from 33% to 41% through normal course purchases.

In December 2001, the Company issued Cdn$125 million of 8.35% Preferred Securities due December 31, 2050. Also in December 2001, the Company issued US$300 million of 8.125% senior notes due December 15, 2008.

In November 2001, holders of an aggregate of 6,950,208 Class A Preference Shares, Series 8 of the Company exchanged these shareholdings on a one-for-one basis into an equivalent number of Class A Preference Shares, Series 9 of the Company, paying a quarterly fixed-rate dividend based on a 5.63% annual rate. Effective on that date, the dividend on the Class A Preference Shares, Series 8 was reset, in accordance with their terms, from a quarterly fixed-rate dividend based on a 6.25% annual rate to a monthly floating-rate dividend based on the prime rate.

In September 2001, the Company issued 10,000,000 Class A Preference Shares, Series 10, paying a quarterly fixed-rate dividend based on a 5.75% annual rate, for gross offering proceeds of Cdn$250 million.

In August 2001, the Company received rating upgrades for its long-term debt to “A(low)” from “BBB(high)” from Dominion Bond Rating Services Limited (“DBRS”), and to “A—” from “BBB” from Standard & Poor’s Rating Service (“S&P”). Also in August 2001, the Company’s preferred share ratings were increased to “Pfd-2(low)” and “P-2” by DBRS and S&P, respectively.

In April 2001, the Company received approval for a normal course issuer bid to purchase up to 8,652,276 Class A Limited Voting Shares, representing approximately 5% of the issued and outstanding Class A Limited Voting Shares of the Company. Under this issuer bid, which ran from April 19, 2001 until April 18, 2002, the Company purchased 6,731,000 Class A Limited

Voting Shares through open market purchases for Cdn$199 million at an average price per share of Cdn$29.62.

In February 2001, the Company increased its ownership of its power generating subsidiary, Great Lakes Power Inc., from 93% to 100% through the issuance of 3,900,494 Class A Limited Voting Shares and the payment of approximately Cdn$250,000 in cash. Subsequently, Brascan’s power operations have been conducted under the name “Brascan Power”.

In January 2001, the Company’s interest in Brascan Financial was increased from 65% to 71% as a result of the repurchase by Brascan Financial of 14.5 million of its Class A Shares under a substantial issuer bid. In February 2002, the Company’s interest in Brascan Financial was diluted to 70% as a result of the exercise of outstanding share purchase warrants issued by Brascan Financial which were to expire on February 28, 2002.

In December 2000, the Company listed its Class A Limited Voting Shares for trading on the New York Stock Exchange (“NYSE”).

In August 2000, the Company increased the quarterly dividend payable to holders of its Class A and B Limited Voting Shares from Cdn$0.245 to Cdn$0.25, representing an annualized dividend of Cdn$1.00, effective with the dividend paid on November 30, 2000.

In June 2000, the Company repurchased Cdn$50 million of its 3.8% Series II Convertible Notes due 2088, pursuant to a tender offer, reducing the aggregate principal amount of convertible notes outstanding to Cdn$99 million.

In April 2000, the Company received approval for a normal course issuer bid to purchase up to 8,688,281 Class A Limited Voting Shares. Under this issuer bid, which ran from April 3, 2000 until April 2, 2001, the Company purchased 5,485,700 Class A Limited Voting Shares through open market purchases for Cdn$109 million at an average price per share of Cdn$19.95.

In March 2000, Brascan acquired a prime development site at 300 Madison Avenue in midtown Manhattan for the purpose of constructing a 1.2 million square foot office property. In March 2001, a 30-year lease was signed with CIBC World Markets for 100% of the space in this project. Construction of this 35-storey tower is expected to be completed in the fall of 2003.

Also in March 2000, the Company sold its 40% interest in Canadian Hunter Exploration Ltd., an oil and natural gas exploration company, for gross proceeds of Cdn$619 million. After providing for taxes and other provisions, the Company recorded a net gain of Cdn$250 million on this transaction.

BUSINESS OF THE COMPANY

The Company’s business strategy is to own, manage and build businesses which generate sustainable cash flows. Current operations are largely in the real estate, power generating and financial sectors. At December 31, 2002, these operations employed approximately 21,000 people. In addition, the Company holds investments in companies in the resource sector which employ a further 22,000 people.

The Company’s goal is to build long-term shareholder value by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets, and by continuously pursuing new opportunities for future growth.

The Company owns and operates its businesses directly as well as through partially owned companies and joint venture partnerships. While the Company would prefer to own 100% of its operating businesses, there are circumstances when it is beneficial to operate through partially owned companies and partnerships. In recent years, the Company increased the ownership level of both its power generating and financial services businesses to 100% and increased the ownership of its real estate property business above 50% on a fully diluted basis. Accordingly, the results of these operations are presented in this section on a fully consolidated basis for each of the past three years to provide fully comparable results. For a list of the subsidiaries through which the Company conducts it business, please refer to page 40 of this Annual Information Form.

Headquartered in Toronto, Canada, Brascan conducts operations on an international basis. More than 60% of the Company’s assets are located outside of Canada and most of its revenues are denominated in US dollars. The Company’s publicly traded securities are listed on the New York and Toronto stock exchanges.

A financial profile of Brascan along with a description of its principal businesses follows. In addition to the information provided by the Company on its businesses in this Annual Information Form, the Company’s operating units and investee companies which are also reporting issuers have filed their own Annual Information Forms and Annual Shareholder Reports containing information specific to their respective operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Company.

FINANCIAL PROFILE

The Company’s consolidated assets totalled Cdn$22.8 billion as at December 31, 2002 on a book value basis, compared with Cdn$21.9 billion at the end of the preceding year. The underlying value of these assets at the end of 2002, based on the methodology and assumptions contained in this analysis, totalled Cdn$28.8 billion. For reporting purposes, the Company segregates its assets into operating assets, financial and working capital balances, and investments in the resource sector.

Operating assets represent the assets employed in Brascan’s real estate, power generating and financial businesses, together with assets under development in each of those sectors. These assets represent 81% of the Company’s total assets on an underlying value basis and generated approximately 87% of its operating cash flows during 2002.

Brascan’s operating businesses generate sustainable, low risk, growing streams of cash flow. Relatively low sustaining capital investment is required to maintain these operations, and the values of the assets held by these businesses typically appreciate as the associated cash flow streams grow, rather than depreciate over time as is common with many operating assets. As a result, the Company believes that the majority of its operating assets are most appropriately valued on a discounted cash flow basis or a cash flow multiple basis.

Commercial property assets are principally premier quality office properties located in major North American cities; power generating plants are predominantly hydroelectric power generating facilities located on North American river systems; financial operations assets represent investment and other assets owned as part of Brascan’s asset management, client services, capital market activities and merchant banking business; and residential property assets represent building lots and houses under construction in master-planned communities.

Assets under development include properties under development in Brascan’s commercial and residential property operations as well as its power generating business. Although these assets currently generate minimal cash flow, the Company expects that they will generate superior levels of cash flow as they are completed. They represent an important component of Brascan’s strategy to continuously upgrade the quality of its businesses and enhance cash flows from operations.

The Company’s two resource investments, Noranda and Nexfor, contributed Cdn$100 million of dividend income in 2002 and, when valued based on their December 31, 2002 stock market prices, represent 6% of the underlying value of its total assets. Given that prices for many of the products produced by these two companies are at cyclical lows, the Company believes that their values will increase as demand for their products recovers.

Brascan finances its operations through diversified sources of capital. Attractive low-risk financial leverage for common shares is achieved through the use of property specific mortgages that have no recourse to Brascan and the issuance of low-rate permanent non-participating securities such as preferred shares.

Underlying Values and Cash Flows

The following is a summarized statement of underlying values, book values and operating cash flows from Brascan’s operations for the past three years:

			Return on	Book Value		Operating Cash Flow
Years ended December 31	Underlying Value		Assets (1)

Cdn$ millions	%	2002	2002	2002	2001	2002	2001	2000

Assets
Operating assets
Commercial properties	46%	$13,150	11%	$9,429	$9,580	$1,076	$1,087	$960
Power generating operations	12%	3,480	12%	2,338	1,600	240	142	123
Financial operations	9%	2,562	15%	2,099	1,597	268	256	222
Residential properties	5%	1,328	15%	1,028	1,110	166	140	118
Assets under development	9%	2,631	—	2,231	1,631	—	—	—

	81%	23,151	11%	17,125	15,518	1,750	1,625	1,423
Cash and financial assets	6%	1,659	7%	1,659	1,966	120	131	133
Investment in Noranda and Nexfor	6%	1,881	5%	1,874	2,151	100	96	94
Accounts receivable and other	7%	2,130	2%	2,130	2,294	36	46	44

	100%	$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

Liabilities
Non-recourse borrowings
Property specific mortgages		$7,887	6%	$7,887	$7,160	$467	$471	$400
Other debt of subsidiaries		2,950	5%	2,950	3,161	167	198	193
Corporate borrowings		1,635	6%	1,635	1,313	98	95	106
Accounts and other payables		1,994	5%	1,994	1,718	88	79	84
Shareholders’ interests
Minority interests of others in assets		3,859	16%	2,301	2,720	411	391	348
Preferred equity — corporate and subsidiaries		1,859	6%	1,859	1,596	109	106	111
Common equity		8,637	16%	4,162	4,261	666	558	452

Total shareholders’ interests		14,355	14%	8,322	8,577	1,186	1,055	911

		$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

Per common share		$47.75	16%	$23.46	$24.68	$3.74	$3.20	$2.55

(1)	As a percentage of average book value

The underlying value for a Brascan common share was Cdn$47.75 at December 31, 2002 compared with Cdn$42.90 at the end of 2001, representing an increase in value of 14% including dividend distributions.

The following table summarizes the significant contributions to the growth in value during 2002:

(Cdn$)

Underlying value, December 31, 2001	$42.90

Operating cash flow	3.74
Business initiatives undertaken during 2002	2.37
Dilution from privatization of financial business	(0.91)
Repurchase of Class A Limited Voting Shares	0.54
Change in market value of resource investments	(0.12)

Other	0.23

Increase in underlying value during the year	5.85
Less: common share dividends paid	(1.00)

4.85

Underlying value, December 31, 2002	$47.75

The largest contribution to the growth in underlying value was the operating cash flow generated during the year. Business initiatives, in particular the expansion of Brascan’s power generating operations and increased returns in its residential property business, added Cdn$2.37 per share. The Company did suffer dilution on the issuance of Class A Limited Voting Shares in connection with the privatization of its financial business; however it believes that this was justified by the benefits of completely integrating this business. The Company was also able to mitigate some of this dilution through the repurchase of 7.1 million of its Class A Limited Voting Shares during the course of 2002 and a further 3.2 million during 2003 to date.

COMMERCIAL PROPERTIES

Brascan’s commercial property portfolio is comprised largely of premier office properties located in six North American cities, with New York, Boston and Toronto accounting for 74% of the portfolio on a book value basis. In addition, Brascan owns properties in Brazil.

The composition of Brascan’s commercial property portfolio at the end of 2002 and 2001 was as follows:

	Leasable Area	Book Value		Operating Cash Flow(1)
Years ended December 31
Region	2002	2002	2001	2002	2001	2000

	(000 sq.ft.)	(US$ millions)		(US$ millions)
New York, New York	10,113	$3,295	$3,203	$339	$329	$313
Toronto, Ontario	6,883	778	737	65	64	57
Boston, Massachusetts	2,163	332	332	32	30	28
Denver, Colorado	3,017	354	357	36	35	32
Calgary, Alberta	7,570	380	520	37	34	29
Minneapolis, Minnesota	3,008	393	391	28	29	28
Other North America	1,515	129	209	48	34	19
Brazil	2,216	307	276	26	29	33

		5.968	6,025	611	584	539
Operating income from properties sold	—	—	—	15	62	86
Lease termination income and property gains	—	—	—	60	55	19

Total — US$	36,485	$5,968	$6,025	$686	$701	$644

Total — Cdn$		$9,429	$9,580	$1,076	$1,087	$960

Underlying value estimate — Cdn$		$13,150	$13,200

(1)	Commercial property revenue less operating costs

The book value of Brascan’s portfolio declined during the year, principally as a result of the sale of 50% interests in properties located in Toronto and Calgary for proceeds of US$290 million. These transactions resulted in gains of US$60 million, which are included in lease termination income and property gains.

The underlying value of Brascan’s commercial properties is based on a 7.75% capitalization rate applied to estimated 2003 net operating income, prior to lease termination income and other property gains, which is projected to be US$645 million. This represents a 5.6% increase over the US$611 million earned in 2002 on current properties owned. The capitalization rate is unchanged from that utilized at the end of 2001, although properties have been sold at higher valuations over the past 12 months.

Commercial property operations contributed US$686 million (Cdn$1,076 million) of operating cash flow in 2002, similar to 2001 as a result of internal growth on current properties held, the rollover of below market leases and contractual increases embedded in leases, as well as the proactive renegotiation of leases prior to their maturity in order to capture termination income, property gains and higher rental rates.

Components of Operating Cash Flow

The components of commercial property operating cash flow were as follows:

Years ended December 31 (US$ millions)	2002	2001	2000

Operating income from current properties	$611	$584	$539
Operating income from properties sold	15	62	86

	626	646	625
Lease termination income and property gains	60	55	19

Operating cash flow — US$	$686	$701	$644

Operating cash flow — Cdn$	$1,076	$1,087	$960

The components of the change in commercial property operating cash flow from year to year is broken down into contractual increases in rental rates, rollovers of rents, lease-up of vacancies, acquisitions and dispositions over the past three years as follows:

Years ended December 31 (US$ millions)	2002	2001	2000

Prior year’s net operating income before lease termination income and property gains	$646	$625	$579
Changes due to:
(i) Contractual increases on in-place leases	17	13	16
(ii) Rental increases achieved on in-place rents on re-leasing	8	17	13
(iii) Lease-up of vacancies	5	15	7
(iv) Acquisitions and dispositions, net	(50)	(24)	10

	626	646	625
(v) Lease termination income and property gains	60	55	19

Operating cash flow — US$	$686	$701	$644

Operating cash flow — Cdn$	$1,076	$1,087	$960

(i)  Contractual increases on in-place leases

During 2002, contractual increases in leases added US$17 million to net operating income. This compares to a US$13 million increase in 2001 and US$16 million in 2000. Brascan’s leases typically have clauses which provide for the collection of rental revenues in amounts that increase every five years. Given the high credit quality of tenants in its buildings, there is generally lower risk in realizing these increases. It is Brascan’s policy to record rental revenues in accordance with the actual payments received under the terms of its leases, which typically increase over time.

(ii)  Rental increases achieved on in-place rents on re-leasing

During 2002, higher rental rates on the re-leasing of space in the portfolio contributed US$8 million of increased cash flow over 2001. At December 31, 2002, average in-place net rent throughout the portfolio was US$21 per square foot, unchanged from December 31, 2001 and higher than the US$19 per square foot in place at December 31, 2000. Despite challenging leasing environments in its major markets, Brascan was able to maintain its average in-place net rental rate, largely as a result of re-leasing initiatives which were completed at an average rental uplift of US$3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. Average market rents declined by US$4 per square foot in 2002 due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in market rents is not expected to have a substantial impact on net operating income in the short-term. The following table shows the average estimated in-place rents and current market rents for similar space and services in each of Brascan’s markets:

As at December 31, 2002	Leasable	Average	Average In-Place	Average Market
Region	Area (1)	Lease Term	Net Rent	Net Rent

	(000 sq.ft.)	(years)	(US$ per sq.ft.)	(US$ per sq.ft.)
New York, New York
Midtown	1,693	14	$36	$55
Downtown	8,420	11	32	34
Toronto, Ontario	6,883	7	18	21
Boston, Massachusetts	2,163	5	30	40
Denver, Colorado	3,017	5	14	15
Calgary, Alberta	7,570	10	11	15
Minneapolis, Minnesota	3,008	5	11	11
Other North America	1,515	9	9	14
Brazil	2,216	5	45	50

Average — US$	36,485	10	$21	$25

Average — Cdn$	36,485	10	$33	$39

(1)	Excludes development sites

Average in-place and market rents are approximately 80% of average market rates, which should provide growth in cash flows as existing space is re-leased.

(iii)  Lease-up of vacancies

A total of approximately 270,000 net square feet of vacant space was leased in 2002 and 2001, contributing US$5 million to net operating income during 2002. Contribution to growth from the leasing of vacant space was larger in 2001 because of vacancies leased in properties acquired in 2000. Brascan’s total portfolio occupancy rate at December 31, 2002 declined from 97% to 96%, primarily due to vacancy increases in New York, Boston, Denver, and Minneapolis. The leasing profiles for 2002, 2001 and 2000 are shown in the following table:

	2002		2001		2000

As at December 31	Leasable	%	Leasable	%	Leasable	%
thousand sq. ft.	Area (1)	Leased	Area (1)	Leased	Area (1)	Leased

New York, New York	10,113	98%	10,113	100%	9,846	100%
Toronto, Ontario	6,883	96%	6,866	97%	7,099	99%
Boston, Massachusetts	2,163	97%	2,163	99%	2,163	100%
Denver, Colorado	3,017	90%	3,014	96%	3,156	95%
Calgary, Alberta	7,570	97%	6,330	96%	6,471	94%
Minneapolis, Minnesota	3,008	85%	3,008	95%	3,008	96%
Other North America	1,515	97%	3,171	94%	5,157	95%
Brazil	2,216	92%	1,593	98%	1,593	97%

Total	36,485	96%	36,258	97%	38,493	97%

(1)	Excludes development sites

(iv)  Acquisitions and dispositions, net

The sale of properties reduced operating cash flow by US$50 million in 2002 and US$24 million in 2001. This compares with a net increase of US$10 million in 2000 due to properties acquired during that year. In 2002, Brascan sold partial interests in properties located in Toronto and Calgary, following the sale of partnership interests in two Boston office properties during 2001. Other property sales in these two years included two other office buildings and non-core retail assets primarily in Canada. In 2002, Brascan acquired 1.2 million vacant square feet located in Tower Three of the World Financial Center complex in New York City, which is included as an asset under development pending re-leasing of the property and tenant buildout of premises.

(v)  Lease termination income and property gains

During 2002, Brascan generated US$60 million of gains on the sale of partial interests in office properties referred to above for proceeds of US$290 million. In 2001, the sale of a 49% interest in two Boston properties and a 50% interest in Fifth Avenue Place in Calgary resulted in gains of US$24 million and US$30 million, respectively. No gains on the sale of office properties were recorded in 2000. Lease termination payments were nil in 2002, compared to US$1 million in 2001 and US$19 million in 2000. While these types of payments are opportunistic and difficult to predict, the dynamic tenant base typical of Brascan’s properties should enable it to generate similar opportunities in the future.

Tenant Relationships and Lease Maturities

An important characteristic of Brascan’s tenant profile is its strong credit quality. Special attention is directed at tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, RBC Financial Group, CIBC, Petro-Canada, Imperial Oil and J.P. Morgan Chase.

Where possible, Brascan endeavours to sign long-term leases. Although each market is different, the majority of its leases have terms ranging from 10 to 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is less than 5% until 2005. In New York and Boston, where the 2002 to 2005 maturities were aggressively re-leased in 2000 and 2001, scheduled maturities during these three years combined represent less than 5% of our space in these markets. This is particularly important in downtown Manhattan where the portfolio has virtually no leases maturing until late 2005.

The following is the breakdown of lease maturities by market:

										Total
	Currently								2010 &	Leasable
thousand sq. ft.	Available	2003	2004	2005	2006	2007	2008	2009	Beyond	Area (1)

New York, New York	237	35	167	560	231	52	243	93	8,495	10,113
Toronto, Ontario	221	166	260	1,069	195	369	276	315	4,012	6,883
Boston, Massachusetts	48	26	86	226	587	60	376	—	754	2,163
Denver, Colorado	245	263	132	396	173	234	445	69	1,060	3,017
Calgary, Alberta	191	108	112	275	634	149	307	111	5,683	7,570
Minneapolis, Minnesota	386	376	195	50	482	72	68	91	1,288	3,008

										Total
	Currently								2010 &	Leasable
thousand sq. ft.	Available	2003	2004	2005	2006	2007	2008	2009	Beyond	Area (1)

Other North America	37	83	118	70	206	107	52	79	763	1,515
Brazil	177	132	104	131	596	118	27	263	668	2,216

Total	1,542	1,189	1,174	2,777	3,104	1,161	1,794	1,021	22,723	36,485

% of total	4%	3%	3%	8%	9%	3%	5%	3%	62%	100%

(1)	Excludes development sites

POWER GENERATING OPERATIONS

Brascan’s power generating operations are predominantly hydroelectric facilities located on river systems in North America, many of which contain reservoirs that enable the generation of increased revenues through the sale of power during the peak periods of high demand. The composition of Brascan’s power generating operations at December 31, 2002 and 2001 was as follows:

	Capacity (MW)		Book Value		Operating Cash Flow
Years ended December 31
Cdn$ millions	2002	2001	2002	2001	2002	2001	2000

Ontario, Canada	939	451	$1,216	$769	$131	$84	$70
Quebec, Canada	266	266	429	442	63	45	47
Northeast United States	157	—	304	—	22	—	—
Other North America	274	274	389	389	24	13	6

Total	1,636	991	$2,338	$1,600	$240	$142	$123

Underlying value estimate			$3,480	$2,416

The book value of Brascan’s power generating assets increased in 2002 principally due to the acquisition of additional operations totalling 645 MW for Cdn$650 million. During April and May 2003, Brascan completed the construction of two power stations in Canada, increasing its number of stations to 39 and its total generating capacity to 1,684 MW.

The underlying value of Brascan’s power generating operations is based on a 12 times multiple of normalized net operating cash flows, assuming 10-year average precipitation levels and an average selling price of US3.5 cents per kilowatt hour (“KWh”).

Power generating operations contributed Cdn$240 million to operating cash flow in 2002, representing a significant increase over the Cdn$142 million and Cdn$123 million contributed in 2001 and 2000, respectively. The increase in operating cash flow is due to the acquisition of additional generating capacity during the year, a return to more normal water levels, operational improvements and higher electricity prices.

Power Generating Base

Brascan currently owns operating interests in 39 power generating stations with a combined generating capacity of 1,684 MW. All but one of these stations are hydroelectric facilities located on river systems in six geographic regions within North America, specifically Ontario, Quebec, British Columbia, Maine, New Hampshire and Louisiana. Brascan also owns a 110 MW natural gas-fired combined cycle cogeneration facility located in northern Ontario. In total, these facilities are capable of producing approximately 6,831 gigawatt hours (“GWh”) of electricity annually.

Brascan’s power operations are strategically located with transmission interconnections between Ontario and Quebec. Interconnections with adjacent US markets in Michigan and Maine are also planned. These interconnections allow Brascan to sell surplus power into the highest-priced regions.

Brascan’s current power generating operations are located on 15 river systems in ten different watersheds, providing important diversification of water flows to minimize the impact of fluctuating hydrology. Water storage reservoirs represent 25% of total generating capacity and provide additional protection against short-term changes in water supply and enable optimization of selling prices by generating and selling power during higher-priced peak periods.

Brascan’s current total power generation capacity is summarized in the following table:

					Long-term Average
				Installed Capacity	Generation (GWh)
As at May 20, 2003	Ownership	Generating Stations	Generating Units	(MW)	2002

Ontario, Canada
Northern Ontario Power	100%	12	21	349	1,610
Mississagi Power	100%	4	8	488	750
Valerie Falls Power	65%	1	2	10	52
Lake Superior Power — Cogen Plant	100%	1	3	110	850

		18	34	957	3,262

Quebec, Canada
Liévre River Power	100%	3	10	238	1,428
Pontiac Power	100%	2	7	28	210

		5	17	266	1,638

Northeast United States
Maine Power	100%	6	31	126	730
New Hampshire Power	100%	6	21	31	185

		12	52	157	915

Other North American Power Operations
Louisiana HydroElectric Power	75%	1	8	192	677
Pingston Creek	50%	1	2	30	78
Powell River Energy	50%	2	7	82	261

		4	17	304	1,016

Total		39	120	1,684	6,831

Brascan is developing three hydroelectric power plants in Brazil, which are expected to be finished in 2003, and is also examining a number of opportunities to acquire additional hydroelectric power plants in North America with the objective of continuing to expand its generating base.

Operating Margins

Brascan’s power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs of approximately one cent US per kilowatt hour. This compares favourably with other forms of power generation. This low cost structure results from the high quality of Brascan’s assets, the continued application of new technology and the recent re-turbining of many of Brascan’s generating facilities. Its power plants are also environmentally preferable to most other forms of electricity generation and therefore receive favourable regulatory treatment.

The revenue, costs and operating margins of Brascan’s power generating operations are as follows:

As at December 31, 2002 (US cents per KWh))	Revenue	Cash Costs	Operating Margins

Ontario, Canada	3.5	1.1	2.4
Quebec, Canada	3.4	0.7	2.7
Northeast United States	4.0	1.5	2.5
Other North America	2.4	0.4	2.0

Weighted Average	3.5	1.0	2.5

Cash Flow Growth

Operating cash flow from Brascan’s power generating business increased in 2002 to Cdn$240 million, up from Cdn$142 million in 2001. The following table illustrates the change in operating cash flows from Brascan’s power generating business during the past three years:

Years ended December 31, 2002 (Cdn$ millions)	2002	2001	2000

Prior year’s net operating income	$142	$123	$91
(i) Increase in generation from existing capacity	21	(8)	28
(ii) Operational and price improvements	33	21	4
(iii) Acquisitions	44	6	—

Current year operating cash flow	$240	$142	$123

(i)  Increase in generation from existing capacity

Generation from existing capacity increased to 4,356 gigawatt hours during 2002, up from 3,777 gigawatt hours in 2001 with the return to more normal precipitation levels after unusually dry conditions in the prior year. Particular improvements in hydrology were experienced in northern Ontario and western Quebec, increasing cash flow from Brascan’s power generating operations by Cdn$21 million in 2002 compared to a decline of Cdn$8 million in 2001.

(ii)  Operational and price improvements

During 2002, operational improvements, including Brascan’s ability to utilize stored water to capture on-peak economics, as well as higher prices, led to an increased contribution of Cdn$33 million in 2002 versus Cdn$21 million in 2001. Brascan’s contracts typically have clauses which provide for price increases every year, primarily linked to inflation.

(iii)  Acquisitions

The acquisition of 16 hydroelectric stations in Ontario, Maine and New Hampshire totalling 645 megawatts during 2002 contributed an incremental 1,228 gigawatt hours of production in 2002 and an additional Cdn$44 million of operating cash flow during the year. This compares to Cdn$6 million in 2001. These acquisitions contributed meaningfully during the year and are expected to contribute more fully during 2003. They also further diversify Brascan’s watersheds, thereby reducing hydrology risk, and position it as a leading generator in Ontario and an important entrant in the New England electricity markets.

Contract Profile

Brascan maximizes the stability and predictability of power generating revenues through the use of fixed price contracts to minimize the impact of price fluctuations, and diversification of watersheds and water storage reservoirs to minimize fluctuation in generation levels.

Approximately 86% of Brascan’s projected 2003 power operations revenue is subject to fixed price contracts or regulated rate base agreements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, Brascan is able to generate attractive margins on its uncommitted capacity. Brascan’s long-term sales contracts have an average term of 17 years and counterparties are almost exclusively customers with long-standing credit history or investment grade ratings.

The following table illustrates Brascan’s contract profile over the next five years:

	2003	2004	2005	2006	2007

Long-term bilateral contracts	74%	72%	72%	72%	72%
Financial contracts	12	24	20	6	—

Total fixed price contracts	86	96	92	78	72
Uncommitted wholesale	14	4	8	22	28

Total	100%	100%	100%	100%	100%

FINANCIAL OPERATIONS

Brascan’s financial operations include asset management, client services, capital market, merchant banking and corporate lending activities. These activities generate steady streams of investment income, commissions and fees.

The following table shows the composition of the assets deployed in Brascan’s financial activities at December 31, 2002 and 2001 together with their underlying values and operating cash flows:

	Book Value		Operating Cash Flow (1)
Years ended December 31
Cdn$ millions	2002	2001	2002	2001	2000

Securities	$454	$277	$73	$65	$16
Loans receivable	1,186	1,162	115	134	148
Investments	214	108	21	15	9
	1,854	1,547	209	214	173
Other / Commissions and fees, net	245	50	59	42	49

Total	$2,099	$1,597	$268	$256	$222

Underlying value estimate	$2,562	$2,030

(1)	Investment income and fee revenue, net of directly applicable operating costs

The underlying value of Brascan’s financial operations is based on the book value of the securities, loans receivable and investment balances, plus its fee generating businesses valued at 12 times net fee income.

Operating cash flow from Brascan’s financial business increased in 2002 due to an increased level of invested assets and higher yields during the period. Fees and commission revenues also increased with the continued focus on these businesses.

Invested assets include securities, loans receivable and investments owned principally as part of Brascan’s asset management, capital market and merchant banking activities. Operating cash flow from these assets consists primarily of the associated investment income. Other assets of Cdn$245 million represent the non-financial assets employed in Brascan’s fee-generating client service businesses, such as fixed assets, intangibles and goodwill, including Cdn$116 million of goodwill which arose on the purchase of minority shareholdings during the year. Commissions and fees are presented net of associated operating expenses and represent commissions and fees generated by our various activities, principally client services and asset management.

Securities

The following table sets out the composition of securities owned by Brascan as part of its financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow
Years ended December 31
Cdn$ millions	2002	2001	2002	2001	2000

Debentures	$259	$59	$33	$11	$—
Preferred shares	31	33	2	2	—
Common shares	164	185	38	52	16

Total	$454	$277	$73	$65	$16

Securities are owned as part of Brascan’s capital market and asset management activities. These investments are typically liquid, publicly quoted securities. The book values of these investments as at the end of 2002 and 2001 approximate their realizable value. Operating cash flows include dividend and interest receipts, as well as gains realized during the year.

Brascan expanded its capital market activities during 2002. Emphasis was placed on high yield debentures, with a focus on issuers within its core areas of expertise. It also increased its holdings in select common share investments, again based on strong fundamental research.

Operating cash flows from securities increased during the year, consistent with the increased level of invested assets, supplemented by capital gains on several high yield debenture and common share positions that were closed out during the year.

Loans Receivable

The following table sets out the composition of loans receivable held by Brascan as part of its financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow
Years ended December 31
Cdn$ millions	2002	2001	2002	2001	2000

Corporate loans	$857	$573	$78	$84	$99
Merchant banking loans	237	432	28	39	43
Restructuring loans	92	157	9	11	6

Total	$1,186	$1,162	$115	$134	$148

Loans receivable include corporate, merchant banking and restructuring loans provided to Brascan’s clients to assist them in achieving their business objectives. Corporate loans provide clients with financing to execute their normal ongoing business operations and, due to their nature, carry a lower yield than merchant banking loans. Merchant banking loans enable Brascan’s clients to expand their businesses and complete specific strategic initiatives. Restructuring loans assist clients whose businesses are otherwise viable but are experiencing short-term financial difficulties or are improperly capitalized.

The following table presents the activity in Brascan’s loan portfolios together with the average rate of return at year end:

Years ended December 31					Average
Cdn$ millions	2001	Advances	Repayments	2002	Rate (1)

Corporate loans	$573	$1,379	$1,095	$857	7%
Merchant banking loans	432	137	332	237	10%
Restructuring loans	157	47	112	92	10%

Total	$1,162	$1,563	$1,539	$1,186	8%

(1)	As at December 31, 2002. Excludes fees and participation gains

Corporate loans

Corporate loans increased during 2002 as several new opportunities arose where Brascan could assist its clients through the provision of financing of this nature. Despite the increase in corporate loans during the year, Brascan plans to de-emphasize this business going forward and expects these balances to decline.

Merchant banking loans

Brascan held a reduced portfolio of merchant banking loans at December 31, 2002 compared with 2001, as considerable caution was exercised during the year in pursuing new opportunities. In addition to interest, Brascan generally earns origination and other fees in connection with these loans, and also receives equity participations which provide the opportunity for additional returns. Fees and participations of this nature contributed Cdn$14 million during the year, which are included in fee income.

Restructuring loans

Restructuring loans declined during 2002 as several initiatives were concluded. New initiatives in the future will be principally conducted through the Tricap Restructuring Fund. This includes investments in debt securities issued by Doman Forest Products, which recently approved a restructuring plan proposed by Tricap Restructuring Fund and other holders of Doman securities.

Investments

The following table sets out investments owned by Brascan as part of its financial operations, together with the associated cash flows:

	Book Value		Operating Cash Flow
Years ended December 31
Cdn$ millions	2002	2001	2002	2001	2000

Common equity
Northgate Exploration	$105	$2	$—	$—	$—
Banco Brascan	59	62	21	15	9
Other	33	34	—	—	—
Other	17	10	—	—	—

Total	$214	$108	$21	$15	$9

Investments represent common share positions acquired primarily as a result of merchant banking and restructuring activities. In some circumstances, these investments may be less liquid and require active involvement by Brascan. The largest such investment is Brascan’s 40% common share interest in Northgate Exploration Limited (“Northgate”), which has a book value of Cdn$105 million and a quoted market value at December 31, 2002 of Cdn$124 million. Northgate issued Cdn$250 million of common share equity during 2002, of which Brascan subscribed for Cdn$106 million. Proceeds were used in part to repay merchant banking loans from Brascan. Common share investments also include Brascan’s investment in Banco Brascan, an investment bank in Brazil that is owned 40% by each of Brascan and Mellon Bank.

Operating Cash Flows

The following table illustrates the nature of the earnings from Brascan’s financial operations. The more stable sources of cash flow, such as interest and dividend income, as well as commissions and fees, represent 84% of total cash flow.

Years ended December 31, 2002 (Cdn$ millions)	2002	2001	2000

Investment income
Interest income	$126	$145	$148
Dividend income	40	28	19
Capital gains	43	41	6

	209	214	173

Commissions and fees, net
Fee revenue	326	309	285
Commissions, net	64	66	78
Expenses	(331)	(333)	(314)

	59	42	49

	$268	$256	$222

Interest income declined by Cdn$19 million during the year due to a lower interest rate environment as Brascan’s loans receivable are principally floating rate. Dividend income increased significantly during the year, due in large part to increased earnings from Brascan’s investment in Banco Brascan. Capital gains recorded in 2002 were derived principally from Brascan’s capital market activities.

Commissions and fees increased during the year reflecting the continued expansion of Brascan’s asset management and client services activities. Brascan continues its efforts to increase the contribution from fee generating activities, which represented 22% of operating cash flow in 2002.

Commissions and fees, net of expenses, originated from the following activities:

	Operating Cash Flow (1)
Years ended December 31
Cdn$ millions	2002	2001	2000

Client services	$35	$37	$35
Asset management	27	2	7
Capital markets	9	13	11
Merchant banking	14	13	10

	85	65	63
Unallocated expenses	(26)	(23)	(14)

Total	$59	$42	$49

(1)	Fees and commissions, net of expenses

Net commissions and fees from the client services group declined modestly during the year, constrained in part by start-up costs for several newer ventures. Brascan provides a wide range of specialized administrative advisory and other business services to corporations, institutions and individuals in areas where it has experience and strong brand recognition. Examples of these services include residential and commercial property brokerage, corporate relocations, residential property appraisals, facilities management, property transaction closing services and voucher services.

Asset management fees increased significantly during 2002 due to the establishment of new investment funds. The Imagine Group completed its second full year of operations and continued to expand its finite risk reinsurance activities, leading to an increase in funds under management. The Tricap Restructuring Fund, launched in late 2001, was also active during the year.

Capital market fees represent underwriting and advisory fees, which declined during the year in line with reduced capital market activities in North America. Brascan participated in 34 underwriting transactions in 2002 which raised Cdn$10 billion for clients and was also involved in a number of merger, acquisition and debt refinancing advisory mandates.

Merchant banking activities resulted in a modest increase in fees and participation gains arising from loan origination and commitments, as well as participation interests received in prior years.

Assets Under Management

The fastest growing segment of Brascan’s financial operations is the management of alternative investments on behalf of institutional investors as well as for its own account.

Assets under management increased to Cdn$4.2 billion at December 31, 2002, primarily through the introduction of several new funds and expansion of existing funds. The Brascan Real Estate Finance Fund was established during 2002 to invest in real estate mezzanine loans in the United States. In addition, Brascan acquired an ownership interest in Queensway Investment Counsel, which provides traditional investment management services to institutional investors in Canada and the United States.

As at December 31, 2002 (Cdn$ millions)

Fund Name	Investment Type	2002	2001

The Imagine Group	Fixed income	$1,400	$1,100
Highstreet Asset Management	Equities / fixed income	735	600
Brascan Real Estate Finance Fund	Mezzanine loans	300	—
Queensway Investment Counsel	Equities / fixed income	600	—
Tricap Restructuring Fund	Private equity / debt	416	400
Diversified Canadian Financial Corp.	Preferred shares	215	215
Diversified Canadian Financial II Corp.	Preferred shares	325	325
Mavrix Fund Management	Mutual funds	100	75
Century Property & Casualty	Fixed income	85	85
Brascan Opportunity Fund	Venture capital	50	50

Total		$4,226	$2,850

(1)	Includes committed capital and managed assets

RESIDENTIAL PROPERTIES

Brascan’s residential property activities are focussed on single family home building in North America. It also builds residential condominiums in South America. The composition of the residential property portfolio at December 31, 2002 and 2001 was as follows:

	Book Value		Operating Cash Flow (1)
Years ended December 31
US$ millions	2002	2001	2002	2001	2000

California	$351	$350	$52	$45	$40
Virginia / Ontario / Florida	174	179	19	20	16
Alberta / Colorado	64	89	24	20	21
Brazil	61	80	10	5	2

Total — US$	$650	$698	$105	$90	$79

Total — Cdn$	$1,028	$1,110	$166	$140	$118

Underlying value estimate — Cdn$	$1,328	$1,120

(1)	Revenue less cost of sales

The underlying value of Brascan’s residential operations of Cdn$1,328 million is based on an eight times multiple applied to 2002 operating cash flow of Cdn$166 million, compared with a value of Cdn$1,120 million at December 31, 2001 based on an eight times multiple applied to 2001 operating cash flow of Cdn$140 million.

Brascan’s residential assets in North America include infrastructure improvements and land and construction in progress in master-planned communities in nine markets located in three geographic regions. The residential assets in South America include infrastructure improvements and land and construction in progress for condominium construction in Rio de Janeiro and São Paulo. The aggregate book value of our residential properties was Cdn$1,028 million at December 31, 2002.

Sales Levels

Operating cash flow from Brascan’s residential operations increased to Cdn$166 million in 2002, up from Cdn$140 million in 2001 due to increased selling prices and improved margins. Total home sales were 3,248 for the year compared with 3,306 in 2001. Lot sales in 2002, including lots sold to other builders, totalled 6,034 compared with 6,581 in 2001.

Details of the home and lot sales by regional market are as follows:

	Home Sales			Lot Sales
Years ended December 31
Units	2002	2001	2000	2002	2001	2000

California	1,147	1,228	1,156	1,429	3,117	2,434
Virginia	470	482	566	791	735	797
Florida	337	420	158	337	420	158
Colorado	—	—	—	277	111	83
Ontario	374	330	480	441	398	1,413
Alberta	385	395	300	2,224	1,349	1,302
Brazil	535	451	469	535	451	469

Total	3,248	3,306	3,129	6,034	6,581	6,656

Sales Revenue

Brascan’s home building operations generated an average home price in 2002 of US$340,000 per unit, an increase of 5% over 2001 levels. The increase in the average home price was largely due to a higher-end mix of houses sold, especially in California and northern Virginia, and increased pricing on housing sales across North America.

The following is a breakdown of average prices realized on home sales in the last three years:

	2002		2001		2000

Years ended December 31 (US$)	Sales	Average Price	Sales	Average Price	Sales	Average Price

	(millions)	(thousands)	(millions)	(thousands)	(millions)	(thousands)
California	$624	$544	$602	$490	$542	$469
Virginia	193	411	176	365	172	304
Florida	137	407	145	345	77	487
Ontario	51	136	43	130	71	148
Alberta	38	99	37	94	30	100
Brazil	65	134	72	160	68	145

Total — US$	$1,108	$340	$1,075	$325	$960	$307

Total — Cdn$	$1,740	$534	$1,709	$517	$1,430	$457

The backlog of orders as at December 31, 2002 for delivery in 2003 represents approximately 30% of expected 2003 closings, similar to levels experienced at the beginning of the previous year.

ASSETS UNDER DEVELOPMENT

Assets under development consist of commercial property development sites and related density rights, residential land acquired for future use in Brascan’s home building and condominium development businesses, power generating plants under construction and other assets held for or under development. None of these assets contributed to Brascan’s operating cash flows as at December 31, 2002.

Brascan prefers to acquire fully developed assets at discounts to their replacement cost. However, it will selectively undertake development initiatives in its core operating businesses when it believes it can adequately assess and manage the risk and where the rewards are sufficiently attractive. In this regard, office properties are developed on a selective basis in markets where tenants require expansion space; fully entitled residential land is purchased at substantial discounts to build-out value and developed for use in Brascan’s residential home building and condominium operations; and power generating sites and other assets are selectively acquired and developed when the risk-adjusted returns substantially exceed those from purchasing existing assets.

The composition of Brascan’s assets under development at December 31, 2002 and 2001 was as follows:

	Book Value

As at December 31 (Cdn$ millions)	2002	2001

Commercial development properties	$1,138	$576
Power generating plants	170	95
Residential development land and infrastructure	750	790
Other	173	170

Total	$2,231	$1,631

Underlying value estimate	$2,631	$1,926

The underlying value of Brascan’s assets under development is assumed for these purposes to be equal to either their book value or an estimate of sale value under reasonable circumstances at their current stage of development.

Commercial Development Properties

Commercial development properties at December 31, 2002 and 2001, included the following projects:

	Book Value

As at December 31 (Cdn$ millions)	2002	2001

300 Madison Avenue, Manhattan	$690	$382
Three World Financial Center, Manhattan	269	—
Bay-Adelaide Centre, Toronto	114	108
Penn Station, New York and other lands	65	86

Total	$1,138	$576

The largest asset currently under development is a 1.2 million square foot office tower in midtown New York which is fully leased to CIBC. This premier office tower, located at 42nd Street and Madison Avenue in Manhattan, is expected to be completed in the fall of 2003. Total costs to complete the project are being funded by a non-recourse loan secured by the project and backed by the CIBC lease.

During 2002, Brascan acquired a 51% interest in Tower Three of its World Financial Center complex in downtown Manhattan, containing 1.2 million square feet of space, for US$158 million. Brascan is currently in the process of refurbishing the space and securing new tenants with the objective of achieving full occupancy during 2004.

Brascan owns a 50% interest in the Bay-Adelaide Centre development property located in Toronto’s downtown financial district, which includes fully operational revenue-generating parking facilities. When completed, this development is expected to accommodate 1.8 million square feet of office and residential space.

Brascan’s other development sites include the proposed new Penn Station at West 31st Street and 9th Avenue in midtown New York, which is currently in the permitting process and expected to eventually encompass 2.5 million square feet of office and related space. In São Paulo, Brazil, Brascan owns the BCN Office Park, which consists of 800,000 square feet of existing office space in the process of being leased, and 6 million square feet of density for future office and residential buildings to be developed over the next 10 years.

Power Generating Plants

Power generating plants under development at December 31, 2002 had a book value of Cdn$170 million. These assets represent the investment at that date in five hydroelectric power plants under construction with total capacity of 136 megawatts — one in northern Ontario, one in British Columbia and three in southern Brazil.

			Book Value
Years ended December 31	Estimated	Estimated
Cdn$ millions	Capacity (MW)	Completion Date	2002	2001

Robert A. Dunford, Ontario	45	Q2/2003	$63	$22
Pingston Creek, British Columbia	30	Q2/2003	27	14
Brazil	61	Ongoing	52	24
Other	—	Ongoing	28	35

Total	136		$170	$95

Two of these stations were completed during the second quarter of 2003: the Robert A. Dunford generating station commenced commercial operations in April 2003 and the Pingston Creek generating station commenced commercial operations in May 2003.

Residential Development Land

Residential development land and related infrastructure, which had a book value of Cdn$750 million at December 31, 2002, is located in the following geographic areas:

	Book Value

As at December 31 (Cdn$ millions)	2002	2001

California	$364	$302
Virginia / Ontario / Florida	60	60
Alberta / Colorado	158	213
Brazil	168	215

Total	$750	$790

Improvements made to residential development lands prior to the sale of residential units include the construction of roads, sewers, utilities and other infrastructure related to the development of single family and condominium housing. These assets are located in 14 submarkets across North America and Brazil.

RESOURCE INVESTMENTS

In addition to its three operating businesses, the Company owns 40% of Noranda, an international base metals company, and 43% of Nexfor, a building products company.

Years ended December
31	Number of	Share
Cdn$ millions	Shares (1)	Price	Market Value		Book Value		Operating Cash Flow (2)
(except per share
amounts)	2002	2002	2002	2001	2002	2001	2002	2001	2000

Investment in Noranda	96.6	$14.21	$1,373	$1,412	$1,385	$1,680	$76	$75	$75
Investment in Nexfor	61.6	8.25	508	441	489	471	24	21	19

Total			$1,881	$1,853	$1,874	$2,151	$100	$96	$94

(1)	Millions
(2)	Dividend receipts

The underlying value of the Company’s investments in Noranda and Nexfor is based solely on their quoted market prices as at December 31, 2002 and 2001. Cash flows from these investments represent the dividends received.

The Company received dividends of Cdn$76 million from its investment in Noranda, up from Cdn$75 million in 2001 and 2000. During 2002, it reinvested Cdn$38 million of the dividends received from Noranda into common shares of Noranda, increasing its interest by 2.5 million common shares.

During 2002, the Company received dividends of Cdn$24 million from its investment in Nexfor, up from Cdn$21 million in 2001 and Cdn$19 million in 2000 as a result of purchases of additional shares. The Company’s interest in Nexfor increased during 2002 from 41% to 43% as a result of reinvestment of the dividends received into additional shares of Nexfor.

Noranda Inc.

During the past two years, Noranda completed the development of a number of world-class mining and processing assets, shut down inefficient production capacity and implemented productivity improvements to enhance performance. Since base metal prices have recently been at historical lows, Noranda has recorded unsatisfactory operating results. Furthermore, the restructuring of its business has resulted in substantial charges arising from closures and other restructuring initiatives, including a significant non-cash writedown on Noranda’s magnesium operations in the fourth quarter of 2002. The Company continues to work with Noranda management to achieve their objectives early in 2003 and extended its support through a commitment to invest Cdn$300 million in preferred shares of Noranda to ensure that Noranda is strongly positioned as commodity markets recover. Pursuant to this undertaking, the Company subscribed to Cdn$150 million preferred shares of Noranda in April 2003.

During 2002, Noranda reported a net loss of Cdn$700 million compared with a net loss of Cdn$92 million in 2001. The following table shows Noranda’s segmented cash flow from operations and net income:

Years ended December 31 (Cdn$ millions)	2002	2001	2000

Cash flow from operations
Copper	$324	$167	$412
Nickel	241	189	501
Aluminum	104	92	104
Zinc	—	39	152
Discontinued operations and unallocated costs	(156)	(243)	(251)

Cash flow from operations	513	244	918
Restructuring charges	(647)	(58)	—
Depreciation and other non-cash items	(566)	(278)	(625)

Net income (loss)	$(700)	$(92)	$293

The decline in cash flow from operations over the past two years was mainly a result of lower prices for the commodities Noranda produces. On average, copper, aluminum and zinc prices were down 7% relative to 2001 averages.

Nexfor Inc.

During 2002, Nexfor reported net income of US$13 million compared with US$12 million in 2001. Although Nexfor recorded another year of low income due to depressed prices for its products, the market for building products is expected to rebound as the North American economy recovers. This should significantly improve Nexfor’s financial results and enhance the value of Brascan’s investment in this company. Nexfor successfully expanded its building products operations with the acquisition of three oriented strandboard mills located in the south-central United States and the successful start-up of a fourth facility constructed in Alabama. As a result of these expansions and margin improvement programs, Nexfor is well positioned to generate substantially higher cash flows as prices for its products recover.

The following table shows Nexfor’s segmented cash flow from operations and net income:

Years ended December 31 (US$ millions)	2002	2001	2000

Cash flow from operations
Building products	$125	$70	$115
Specialty papers	24	47	91
Unallocated costs	(37)	(33)	(25)

Cash flow from operations	112	84	181
Depreciation and other non-cash items	(99)	(72)	(87)

Net income — US$	$13	$12	$94

Net income — Cdn$	$20	$19	$147

CAPITAL RESOURCES AND LIQUIDITY

Brascan maintains access to a broad range of financing sources to lower its overall cost of capital and thereby enhance returns for common shareholders. In particular, Brascan endeavours to maximize the use of low risk forms of non-participating capital to provide stable low cost financial leverage. It also strives to maintain adequate liquidity at all times.

During the year, Brascan raised Cdn$2 billion through the issuance of preferred equity, income trust units and long-term debt, enabling it to end the year in the strongest position in its history.

Brascan’s capital resources include corporate debt, borrowings which do not have recourse to Brascan, as well as preferred and common equity issued by the Company and certain of its operating business units. Following the recent privatization of Brascan’s financial operations, the minority interests of others in its assets consists principally of public securities issued by its real estate businesses held by shareholders other than the Company.

The following schedule details Brascan’s consolidated liabilities and shareholders’ interests at the end of 2002 and 2001 and the related cash costs:

		Cost of Capital (2)	Book Value		Operating Cash Flow
Years ended December 31	Underlying
Cdn$ millions	Value (1)	2002	2002	2001	2002	2001	2000

Liabilities
Non-recourse borrowings
Property specific mortgages	$7,887	6%	$7,887	$7,160	$467	$471	$400
Other debt of subsidiaries	2,950	5%	2,950	3,161	167	198	193
Corporate borrowings	1,635	6%	1,635	1,313	98	95	106
Accounts and other payables	1,994	5%	1,994	1,718	88	79	84
Shareholders’ interests
Minority interest of others in assets	3,859	16%	2,301	2,720	411	391	348
Preferred equity
— corporate and subsidiaries	1,859	6%	1,859	1,596	109	106	111
Common equity	8,637	16%	4,162	4,261	666	558	452

	14,355	14%	8,322	8,577	1,186	1,055	911

	$28,821	9%	$22,788	$21,929	$2,006	$1,898	$1,694

(1)	Underlying value of liabilities and preferred equity represents the cost to retire on maturity
(2)	As a percentage of average book value

Brascan’s overall weighted average cost of capital, using a 20% return objective for its common equity, is 9.6%. This reflects the low cost of non-participating preferred equity issued over many years, principally in the form of perpetual preferred shares, as well as the low cost of non-recourse investment grade financings which are achievable due to the high quality of Brascan’s commercial properties and power generating plants.

In addition, the strength and diversification of the income streams generated by Brascan’s various operating businesses reduce financing costs below that of many peers who operate in only one of Brascan’s selected business sectors. Through the continuous monitoring of the balance between debt and equity financing, Brascan strives to reduce its weighted average cost of capital on a risk averse basis and thereby improve common shareholder equity returns.

LIABILITIES

Property Specific Mortgages

Where appropriate, Brascan finances its operating assets with long-term non-recourse borrowings such as property specific mortgage bonds, which do not have recourse to Brascan or its operating businesses.

The composition of Brascan’s borrowings which have recourse only to specific assets is as follows:

		Cost of Capital	Book Value		Operating Cash Flow (1)
Years ended December 31	Average
Cdn$ millions	Term	2002	2002	2001	2002	2001	2000

Commercial properties	11	6%	$6,973	$6,604	$406	$432	$364
Power generating plants	4	8%	914	556	61	39	36

	10	6%	$7,887	$7,160	$467	$471	$400

(1)	Interest expense

These borrowings leverage common shareholders’ equity with long-term lower risk financing, which is largely fixed rate and has an average maturity of 10 years.

Commercial property borrowings represent mortgage debt on real estate properties. Brascan’s commercial property operations have very little general corporate indebtedness since this business is financing primarily with non-recourse mortgages on an individual stand-alone property basis. At the end of 2002, these mortgages had an average term of 11 years and a fixed interest rate of 6%.

Power generation borrowings consist of non-recourse power plant mortgages with an average fixed interest rate of 8%. Brascan is in the process of refinancing the mortgages coming due in 2003 and anticipates extending the maturities to at least 2008.

Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

Cdn$ millions	2003	2004	2005	2006	2007	Beyond	Total

Real estate	$565	$252	$420	$501	$442	$4,793	$6,973
Power generation	483	8	237	5	3	178	914

Total	$1,048	$260	$657	$506	$445	$4,971	$7,887

Other Debt of Subsidiaries

The composition of the borrowings which have recourse only to assets owned by the Company’s subsidiaries is as follows:

		Cost of Capital	Book Value		Operating Cash Flow (1)
Years ended December 31	Average
Cdn$ millions	Term	2002	2002	2001	2002	2001	2000

Power generating operations	3	6%	$592	$596	$34	$46	$51
Financial operations	4	5%	927	935	46	44	49
Residential properties (2)	2	8%	678	826	20	27	27
International operations and other	3	9%	753	804	67	81	66

Total	3	5%	$2,950	$3,161	$167	$198	$193

(1)	Interest expense
(2)	Portion of interest expenses as cost of sales

These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities, financial obligations and other debt borrowed by subsidiaries. Power generating debt consists largely of US public notes which are rated BBB by S&P, Baa3 by Moody’s and BBB(high) by DBRS and which mature in 2004 and 2005.

The corporate bonds issued by Brascan’s financial operations are rated A(low) by DBRS and BBB+ by S&P. At December 31, 2002, these financial operations had Cdn$463 million undrawn committed credit facilities, which are largely utilized as back-up facilities for the issuance of commercial paper.

Residential property debt consists primarily of construction financing which is repaid from the proceeds on sale of building lots, single family houses and condominiums and is renewed on a rolling basis as new construction commences.

A portion of the outstanding debt of Brascan’s international operations is denominated in local currencies and is utilized to hedge our operating assets against local currency fluctuations, the most significant being that of the Brazilian Real. Brascan does not guarantee any debt of subsidiaries with the exception of US$272 million included in debt of international operations that is otherwise supported by financial assets within these operations.

Principal repayments on other debt of subsidiaries due over the next five years and thereafter are as follows:

Cdn$ millions	2003	2004	2005	2006	2007	Beyond	Total

Power generation	$—	$276	$316	$—	$—	$—	$592
Financial operations	178	26	136	125	250	212	927
Residential properties	423	182	68	5	—	—	678
International operations and other	181	41	23	2	73	433	753

Total	$782	$525	$543	$132	$323	$645	$2,950

Corporate Borrowings

Corporate borrowings consist of long-term and short-term obligations of Brascan. Long-term corporate borrowings are in the form of bonds and debentures issued into the Canadian and US capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit with a broad range of North American and international banks.

The following table summarizes the nature and terms of Brascan’s corporate credit facilities:

	Cost of Capital	Book Value		Operating Cash Flow (1)
Years ended December 31
Cdn$ millions	2002	2002	2001	2002	2001	2000

Commercial paper and bank term debt	3%	$115	$20	$10	$23	$35
Publicly traded term debt	6%	1,343	1,113	73	50	45
Privately held term debt	8%	177	180	15	22	26

Total	6%	$1,635	$1,313	$98	$95	$106

(1)	Interest expense

Brascan has Cdn$650 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuances, of which Cdn$603 million were undrawn at year end.

Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

Cdn$ millions	2003	2004	2005	2006	2007	Beyond	Total

Commercial paper and bank term debt	$83	$16	$16	$—	$—	$—	$115
Publicly traded and privately held term debt	318	160	12	2	1	1,027	1,520

Total	$401	$176	$28	$2	$1	$1,027	$1,635

Credit Ratings

The Company’s commercial paper and term debt are rated by three credit rating agencies and its preferred shares are rated by two agencies. The Company is committed to arranging its affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the Company at December 31, 2002 and at the time of the printing of this Annual Information Form were as follows:

	DBRS	S&P	Moody's

Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A-	Baa3

Preferred shares	Pfd-2	P2	—

The Company also endeavours to ensure that its operating businesses are committed to maintaining investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility.

SHAREHOLDERS’ INTERESTS

Shareholders’ interests are comprised of three components: common equity participating interests of other shareholders in Brascan’s operating businesses; non-participating preferred equity issued by the Company and its subsidiaries; and common equity of the Company.

Shareholders’ interests at December 31, 2002 and 2001 were as follows:

			Book Value		Operating Cash Flow (2)
	Number of
Years ended December 31	Shares (1)	Underlying Value

	2002	2002	2002	2001	2002	2001	2000

Minority interests of others in assets
Real estate operations	82.3	$3,280	$1,829	$1,777	$371	$317	$265
Power generation	24.1	367	260	181	20	10	12
Financial operations		—	—	591	20	64	71
Other		212	212	171	—	—	—

		3,859	2,301	2,720	411	391	348

Non-participating preferred equity
Corporate		1,149	1,149	1,107	70	43	43
Subsidiaries		710	710	489	39	63	68

		1,859	1,859	1,596	109	106	111

Common equity	183.9	8,637	4,162	4,261	666	558	452

Total		$14,355	$8,322	$8,577	$1,186	$1,055	$911

(1)	Millions
(2)	Represents share of operating cash flows attributable to the respective shareholders interests, including cash distributions

Minority Interests of Others in Assets

The majority of Brascan’s real estate operations are conducted through Brookfield Properties Corporation and Brookfield Homes Corporation, in which shareholders other than the Company own an approximate 50% common share interest. During 2002, the Company purchased the remaining interests of other shareholders in its financial operations business for Cdn$359 million in cash and the issuance of 11.4 million Class A Limited Voting Shares and 1.1 million Class A, Series 11 Preferred Shares. Power generating interests represent the interests of unit holders in the Great Lakes Hydro Income Fund.

The amounts distributed to other shareholders in the form of cash dividends were Cdn$87 million in 2002, Cdn$82 million in 2001 and Cdn$75 million in 2000. The undistributed cash flows attributable to minority shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.

Preferred Equity

Brascan has Cdn$1,859 million of non-participating preferred equity outstanding: Cdn$1,149 million issued by the Company and Cdn$710 million issued by its consolidated subsidiaries. The preferred equity is permanent in nature and enables Brascan to expand its equity base at low risk without any dilution to common shareholders. The average cost of this capital at year end was 6%.

During 2002, the Company issued Cdn$225 million of new preferred equity: Cdn$100 million of 10-year non-cumulative 5.50% preferred shares; and Cdn$125 million of 49-year 8.30% preferred securities. Distributions on the latter may be deferred for up to five years and are deductible for tax purposes by the Company. The Company’s real estate subsidiary also issued Cdn$$200 million of preferred shares yielding 6%. Subsequent to year end, the Company completed the issuance of Cdn$175 million of 15-year 5.40% preferred shares. All of the securities issued are repayable in common shares at the Company’s option on maturity.

Common Equity

On a diluted basis, the Company had 183.9 million Class A Limited Voting Shares outstanding at December 31, 2002, an increase from 176.4 million at December 31, 2001. During 2002, the Company issued 11.4 million Class A Limited Voting Shares and 3.0 million share options in exchange for other shareholders’ interests in its financial operations and repurchased 7.1 million Class A Limited Voting Shares under a normal course issuer bid at an average price of Cdn$31.58 per share. During 2001, 3.8 million Class A Limited Voting Shares and equivalents were repurchased in a similar manner at a price of Cdn$26.98 per share.

The Company has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Company’s board of directors. The Class B shares are held by EdperPartners Limited, a private company owned by 37 individuals, including the five most senior officers of the Company.

Capital Allocation

Capital allocation is considered to be critical to Brascan’s success. Accordingly, it endeavours to apply a rigorous approach to allocating capital among its operating businesses. Capital is invested only when the expected returns exceed predetermined thresholds, taking into consideration risk, upside potential and, if appropriate, strategic considerations such as the establishment of new business activities. Post-investment reviews of all capital allocation decisions are conducted to ensure that anticipated returns are achieved and, if not, to determine the remedial action required and the measures needed to ensure that targeted returns are met on future projects.

Liquidity

Brascan and its operating businesses endeavour to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year end, the Company and its consolidated subsidiaries had Cdn$1.1 billion of undrawn committed credit facilities with 12 major financial institutions, largely maintained as back-up facilities for the issuance of commercial paper. Brascan also maintains a significant portfolio of cash and non-strategic financial assets that can be liquidated to fund investments as required.

Use of Derivatives

Brascan utilizes a number of financial instruments to manage its foreign currency, commodity and interest rate positions. As a general policy, the Company and its operating businesses endeavour to maintain a balanced position in terms of foreign currency, although unmatched positions may be taken from time to time within predetermined limits. The Company and its subsidiaries typically maintain a net floating rate liability position because they believe that this results in lower financing costs over the long term. As at December 31, 2002, Brascan’s net floating rate liability was Cdn$1,534 million, with the result that a 100 basis point increase in interest rates would adversely impact operating cash flow by Cdn$16.7 million.

Corporate Guarantees and Contingent Obligations

Brascan conducts its operations through entities that are fully or proportionately consolidated in its financial statements other than equity accounted investments. Equity accounted investments include Noranda and Nexfor, which are owned 40% and 43%, respectively, by the Company.

Brascan provides guarantees from time to time in respect of its merchant banking, asset management and power marketing and financial activities. The Company does not guarantee any of the obligations of its subsidiaries or affiliates other than as noted under other debt of subsidiaries, with the exception of Cdn$450 million of other contingent obligations included in accounts and other payables relating to Brascan’s financing and power generating operations, and which are subject to credit rating provisions. These obligations are supported by financial assets of the principal obligor.

The Company may be contingently liable with respect to litigation and claims that arise in the normal course of business.

Working Capital and Other Balances

The composition of Brascan’s working capital and other balances is as follows:

	2002			2001
Years ended December 31
Cdn$ millions	Accounts Receivable	Accounts Payable	Net	Accounts Receivable	Accounts Payable	Net

Working capital balances
Real estate	$630	$568	$62	$602	$486	$116
Power generation	124	159	(35)	70	89	(19)
Financial	211	247	(36)	273	163	110
International and other	311	499	(188)	533	481	52

	1,276	1,473	(197)	1,478	1,219	259

Other items
Future income tax assets	84	—	84	215	—	215
Prepaid expenses and other assets, deferred credits, provisions and other liabilities	770	521	249	601	499	102

	854	521	333	816	499	317

Net working capital and other	$2,130	$1,994	$136	$2,294	$1,718	$576

Brascan’s other operating costs were Cdn$88 million, compared with Cdn$79 million in 2001 and Cdn$84 million in 2000. Costs increased during the year with the increased activity across the operations.

BUSINESS ENVIRONMENT AND RISKS

Brascan’s financial results are impacted by the performance of each of its operations and various factors particular to its specific operating sectors and geographic locations, as well as by macro-economic factors such as economic growth and changes in currency, interest and inflation rates.

Brascan’s strategy is to invest in high quality assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital than those achievable from lesser quality assets, the Company believes that the sustainability and future growth of their cash flows is more assured and, as a result, warrant higher valuation levels. It also believes that the high quality of its asset base protects Brascan against future uncertainty and positions us to benefit from future investment opportunities.

The following is a brief review of the potential impact these different factors may have on Brascan’s business operations.

Commercial Properties

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economic cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brascan’s commercial properties are subject to mortgages, which require significant debt service payments. If its real estate operations were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brascan’s ability to vary the portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which Brascan operates.

Brascan’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2003 may not provide the same level of increases in rental rates on renewal as compared to 2002. Brascan is, however, substantially protected against these short-term market conditions since most of its leases are long-term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Brascan’s commercial properties operations have insurance covering certain acts of terrorism for up to Cdn$450 million of damage and business interruption costs. Brascan continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to Brascan.

The downtown Manhattan market, which was adversely impacted by the events of September 11, 2001, is expected to recover before most of Brascan’s leases begin to expire after 2010.

Power Generating Operations

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual operations, the diversified locations of Brascan’s hydroelectric power stations across several different watershed areas in Canada and the United States help to balance the financial impact of these fluctuations. Pricing risk is reduced, as most of Brascan’s power revenues are derived from fixed price contracts, the forward sale of electricity production, and its regulated transmission and distribution business.

The Ontario government opened the Ontario electricity market to full competition on May 1, 2002, and has since imposed a retail price cap of Cdn$0.043 per kilowatt hour. This retail price cap does not, however, apply to wholesale generation, and is not expected to have an adverse impact on Brascan’s power operations. Approximately 40% of net operating income produced by Brascan’s power generating activities is derived from power sold in Ontario.

Financial Operations

Brascan’s financial operations are cash flow generating businesses which, managed carefully, should produce stable cash flows. Unfavourable economic conditions generally create a higher volume of investment and merchant banking opportunities. In addition, economic conditions which lead to higher interest rate spreads between funds borrowed and funds loaned out, also have a favourable impact on cash flows. The stability of the cash flows will increase as Brascan expands the scope of its asset management activities. Severe economic conditions can, however, have a major impact on profitability. Since Brascan operates largely within its areas of expertise, it is prepared to take ownership of and operate most assets which it finances. As a result, should it be necessary to acquire financed assets, Brascan generally will be able to do so at a lower cost than if purchased in the equity markets.

Residential Properties

In the residential land development and home building businesses, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States.

The value of land and housing assets are affected by consumer confidence, job stability and interest rates due to their impact on home buyers’ decisions. These conditions can affect consumers’ outlooks and, in particular, the price and volume of home purchases.

While the current economic conditions would normally reduce the level of home sales, low interest rates and home refinancing have kept home sales near record levels over the past 18 months. A sustained drop in consumer confidence or increased interest rates could negatively affect these operations.

Resource Investments

The financial results of Brascan’s resource investments are cyclical in nature. Noranda’s and Nexfor’s products are primarily exported to markets in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity and in these export markets influence the demand for and prices of resource products.

Brascan does not expect real industrial growth to accelerate until the latter half of 2003 or into 2004. As a result, the operating performance of its resource investments are expected to be negatively affected by depressed commodity prices throughout 2003.

Execution of Strategy

Brascan’s strategy for building long-term shareholder value is to acquire or develop high quality assets which generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested.

As part of its growth strategy, Brascan endeavours to maintain a high level of liquidity in order to be in a position to invest on a value basis. This entails adding assets to its existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that it will continue to be able to acquire or develop additional high quality assets at attractive prices to supplement growth from Brascan’s existing assets.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in the industry. Brascan’s diversified business base and the sustainability of its cash flows provide an important element of strength in executing this strategy.

The conduct of Brascan’s business and the execution of its growth strategy rely heavily on teamwork both within and between business units in order to reduce their costs and enhance returns. Brascan believes that co-operation between its operations, as well as its team-oriented management structure, enable it to respond promptly to opportunities and problems when they arise.

Long-term planning is encouraged by aligning senior executives’ interests though substantial share ownership in the Company and its publicly-traded subsidiaries. Brascan has found this approach to be effective in encouraging the successful implementation of business plans. However, declining share prices may on occasion encourage executives with shorter term objectives to leave or require replacement. This can lead to a loss of business momentum unless the required management changes are quickly and effectively implemented. There is no certainty that management changes will always be successfully implemented.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the Company’s financial condition and results of operations for 2002 are contained at pages 21 to 55 of the Company’s 2002 Annual Report and are incorporated herein by reference.

DIRECTORS AND OFFICERS

The Company’s board consists of 18 directors, each of whom holds office until the next annual meeting of shareholders of the Company or until a successor is elected or appointed. Particulars relating to each of the 18 directors elected at the most recent Annual Meeting of Shareholders on April 29, 2003 are contained in the Company’s Management Information Circular dated March 1, 2003 at pages 4 and 5, which are incorporated herein by reference.

Officers of the Company

The names of the officers of the Company, their municipality of residence and their current offices are shown below:

Robert J. Harding, FCA Toronto, Ontario	Chairman of the Corporation

Jack L. Cockwell Toronto, Ontario	Group Chairman

J. Bruce Flatt Toronto, Ontario	President and Chief Executive Officer

George E. Myhal Toronto, Ontario	Chief Operating Officer

Brian D. Lawson Toronto, Ontario	Chief Financial Officer

Bryan K. Davis Toronto, Ontario	Senior Vice-President, Finance

Alan V. Dean Toronto, Ontario	Senior Vice-President, Corporate Affairs and Secretary

Joseph S. Freedman Toronto, Ontario	Senior Vice-President and General Counsel

Craig J. Laurie Oakville, Ontario	Senior Vice-President

Rui Senos Toronto, Ontario	Senior Vice-President, Internal Audit

Jack Sidhu Toronto, Ontario	Senior Vice-President, Treasury

Katherine C. Vyse Toronto, Ontario	Senior Vice-President, Investor Relations and Communications

Steve Adams Toronto, Ontario	Vice-President, Technology

Lisa W. F. Chu Richmond Hill, Ontario	Controller

Jennifer Auyeung Markham, Ontario	Assistant Controller

Sachin G. Shah Vaughan, Ontario	Assistant Treasurer

M. Diane Horton Toronto, Ontario	Director, Investor Relations

All of the officers listed in the preceding table have held their current positions for the past five years, except as noted below. Prior to February 2002, Mr. Cockwell was President and Chief

Executive Officer of the Company. Prior to February 2002, Mr. Flatt was President and Chief Executive Officer of Brookfield, a position he was appointed to in April 2000, prior to which he was President and Chief Operating Officer of Brookfield. Prior to April 2003, Mr. Myhal was and continues to be President and Chief Executive Officer of Brascan Financial. Prior to February 2002, Mr. Lawson held various executive positions in Brascan Financial. Prior to April 2003, Mr. Davis was Vice-President and Chief Financial Officer of Brascan Financial and Mr. Freedman held various positions with Brascan Financial.

Prior to August 2000, Mr. Laurie was Vice-President and Controller, a position he was appointed to in February 2000. Prior to November 2002, Mr. Senos was and continues to be Vice-President, Corporate Audit Services of Brascan Financial. Prior to February 2002, Mr. Sidhu held various positions with Brascan Financial. Prior to August 2000, Ms. Vyse was Vice-President, Investor Relations and Communications of Brookfield, a position she was appointed to in February 2000. Messrs. Adams and Shah were appointed to their current positions in April 2003. Ms. Chu was appointed to her current position in August 2000. Ms. Auyeung was appointed to her present position in February 2002. Ms. Horton was appointed to her present position in February 2001.

PRINCIPAL SHAREHOLDER

To the knowledge of the directors and officers of the Company, the only persons or corporations which beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the votes attached to any class of outstanding voting securities of the Company are EdperPartners Limited (“EdperPartners”) and its shareholders, who collectively hold, directly and indirectly, or have options to acquire, approximately 30 million Class A Limited Voting Shares representing approximately 16% of the outstanding Class A Limited Voting Shares of the Company on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the Class B Limited Voting Shares of the Company. Jack Cockwell, Bruce Flatt, Lynda Hamilton, Robert Harding, George Myhal and David Kerr, who are directors of the Company, and Brian Lawson, who is an officer of the Company, are also shareholders of EdperPartners.

EdperPartners is a party to an amended and restated Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of the Company’s Class A Limited Voting Shares) dated August 1, 1997. The Trust Agreement provides, among other things, that EdperPartners has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from EdperPartners; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the Trust Agreement permits: (i) a sale by EdperPartners of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of EdperPartners to a purchaser who is or will become a shareholder of EdperPartners and will not hold more than 20% of EdperPartners’ outstanding shares as a result of the transaction.

As at April 30, 2003, there were 37 shareholders of EdperPartners, none of whom hold more than a 15% effective equity interest in EdperPartners. These shareholders are: G. Arnell, D. Arthur, A. Balogh, J. Blidner, R. Clark, I. Cockwell, J. Cockwell, J. Delmar, S. Douglas, R. Dunford, B. Flatt, D. Gammiero, H. Goldgut, P. Gordon, L. Hamilton, R. Harding, L. Johanson, B. Kenning, D. Kerr, T. Kerr, E. Kress, B. Lawson, R. Legault, F. Lochan,

T. Lyons, M. Marinho, G. Myhal, A. Norris, D. Pannell, S. Pollock, T. Price, A. Regent, B. Robertson, M. Shady, P. Sodré, J. Tremayne and J. Zuccotti.

STOCK EXCHANGE LISTINGS

The Company’s publicly traded securities are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Limited Voting Shares	BNN	New York
	BNN.A	Toronto
Class A Preference Shares
Series 1	BNN.PR.A	Toronto
Series 2	BNN.PR.B	Toronto
Series 3	BNN.PR.F	Canadian Venture
Series 4	BNN.PR.C	Toronto
Series 8	BNN.PR.E	Toronto
Series 9	BNN.PR.G	Toronto
Series 10	BNN.PR.H	Toronto
Series 11	BNN.PR.I	Toronto
Series 12	BNN.PR.J	Toronto
Preferred Securities
8.35% due 2050	BNN.PR.S	Toronto
8.30% due 2051	BNN.PR.T	Toronto

The Class A Preference Shares, Series 11 commenced trading on the TSX on May 28, 2002 and the Class A Preference Shares, Series 12 on the TSX on February 19, 2003.

The 8.30% Preferred Securities commenced trading on the TSX on April 19, 2002.

DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on the Company’s Class A and Class B Limited Voting Shares are at the discretion of the board of directors of Brascan. Dividends on the Class A and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The board of directors supports a stable and consistent common share dividend policy, and will consider increasing dividends at a rate based on a portion of the growth rate in cash flow from operations per share. In April 2003, the Company announced an increase in the quarterly dividend paid on its Class A and Class B Limited Voting Shares from Cdn$0.25 to Cdn$0.26, representing an annualized dividend of Cdn$1.04, commencing with the dividend payable on August 31, 2003.

Dividends on the Company’s Class A Preference Shares, Series 1, 2, 4, 5, 7, 10, 11 and 12 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Company’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Company’s Class A Preference Shares, Series 3 and 8 are paid monthly.

The Company has a Dividend Reinvestment Plan which enables holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the Toronto Stock Exchange during the five trading days immediately preceding the relevant dividend payment date. The Dividend Reinvestment Plan allows current shareholders of the Company who are resident in Canada to increase their investment in the Company free of commissions.

The following table summarizes the dividends paid per share for the five years ended December 31, 2002 on each of the Company’s classes and series of shares which were outstanding at that date:

Cdn$	2002	2001	2000	1999	1998

Per Class A and Class B Limited Voting Share	$1.00	$1.00	$0.985	$0.98	$0.98
Per Class A Preference Share
Series 1	0.68	1.08	1.16	1.05	1.05
Series 2	0.73	1.10	1.25	1.13	1.15
Series 3	2,479.53	4,499.18	5,595.21	4,722.03	4,897.70
Series 4	0.73	1.10	1.25	1.13	1.15
Series 5	0.68	1.02	1.16	1.05	1.07
Series 7	2.13	2.13	2.13	2.13	2.13
Series 8	1.02	1.57	1.56	1.56	1.56
Series 9 (1)	1.41	—	—	—	—
Series 10 (2)	1.44	0.41	—	—	—
Series 11 (3)	0.84	—	—	—	—

(1)	The Series 9 Preference Shares paid their first dividend on February 1, 2002.
(2)	The Series 10 Preference Shares paid their first dividend on September 30, 2001.
(3)	The Series 11 Preference Shares paid their first dividend on September 30, 2002.

The Company also pays interest quarterly on two series of unsecured junior subordinated debentures (“Preferred Securities”) which are traded publicly: the 8.35% Preferred Securities due December 31, 2050, which were issued in December 2001; and the 8.30% Preferred Securities due June 30, 2051, which were issued in April 2002.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected consolidated financial and other relevant information in respect of the Company as at and for the three years ended December 31, 2002:

Consolidated Balance Sheets

Cdn$ millions	2002	2001(1)	2000

Assets
Cash and cash equivalents	$525	$607	$347
Financial assets	1,134	1,359	1,395
Accounts receivable and other	2,130	2,294	985
Operating assets Commercial properties	9,429	9,580	3,100
Power generating operations	2,338	1,600	1,442
Financial operations	2,099	1,597	1,537
Residential properties	1,028	1,110	112
Assets under development	2,231	1,631	353
Investment in Noranda Inc. and Nexfor Inc.	1,874	2,151	2,209

	$22,788	$21,929	$11,480

Liabilities
Non-recourse borrowings Property specific mortgages	$7,887	$7,160	$543
Other debt of subsidiaries	2,950	3,161	1,927
Corporate borrowings	1,635	1,313	1,360
Accounts and other payables	1,994	1,718	1,304
Shareholders’ interests
Minority interests of others in assets	2,301	2,720	1,057
Preferred equity Corporate	1,149	1,107	732
Subsidiaries	710	489	376
Common equity	4,162	4,261	4,181

	$22,788	$21,929	$11,480

(1)	Effective December 31, 2001, the Company commenced consolidating the results of Brookfield Properties Corporation.

Consolidated Income Statements

Cdn$ millions	2002(1)	2001	2000

Total revenues	$4,810	$1,269	$1,248
Net operating income
Commercial property operations	1,076	130	186
Power generating operations	240	142	123
Financial operations	268	256	222
Residential property operations	166	8	3
Investment income	120	87	85
Other	36	25	25

	1,906	648	644
Expenses
Interest expense	732	306	312
Minority share of income before non-cash items	450	116	132
Other operating costs	88	11	18

Income before non-cash items	636	215	182
Depreciation and amortization	188	39	38
Taxes and other provisions	164	(7)	15
Minority share of non-cash items	(130)	—	—
Equity accounted loss (income)	284	(128)	(259)

Income from continuing operations	130	311	388
Income and gain on sale of discontinued operations (2)	—	—	260

Net income	$130	$311	$648

(1)	Effective December 31, 2001, the Company commenced consolidating the results of Brookfield Properties Corporation.
(2)	These gains relate in 2000 to the sale of the Company’s 40% interest in Canadian Hunter Exploration Ltd.

Consolidated Statements of Cash Flow from Operations

Cdn$ millions	2002(1)	2001	2000

Income before non-cash items	$636	$215	$182
Dividends from Noranda Inc.	76	75	75
Dividends from Nexfor Inc.	24	21	19
Dividends from Brookfield Properties Corporation	—	40	28

Cash flow from operations	$736	$351	$304

(1)	Effective December 31, 2001, the Company commenced consolidating the results of Brookfield Properties Corporation.

Selected Share Information

Cdn$, unless shown	2002	2001	2000	1999	1998

Per fully diluted Class A and Class B Limited Voting Share
Book value (1)	$23.46	$24.68	$24.24	$21.72	$20.58
Cash flow from operations	3.74	3.20	2.55	2.00	1.70
Cash return on book equity	16%	13%	11%	9%	8%
Net income
Prior to resource investments and gains	$1.93	$1.74	$1.12	$0.78	$0.87
Including resource investments and gains (2)	0.33	1.52	3.41	2.15	2.12
Market trading price — TSX (1)	31.75	28.75	21.95	19.10	21.30
Market trading price — NYSE/AMEX (1)	US$20.50	US$18.06	US$14.56	US$13.50	US$13.94
Dividends paid	$1.00	$1.00	$0.99	$0.98	$0.98
Class A and Class B Limited Voting Shares (1,3) (thousands)
Total outstanding — Basic	174,138	169,781	169,376	173,841	169,647
Total outstanding — Fully diluted	183,945	176,363	175,505	181,639	181,358
Weighted average — Basic	172,161	171,045	172,646	172,442	168,657
Weighted average — Fully diluted	181,968	177,627	178,518	181,674	181,007

(1)	At end of periods shown.
(2)	The Company recorded net investment gains of $1.40 per share in 2000, $0.62 per share in 1999 and $1.12 per share in 1998.
(3)	Net of 111,846,461 Class A Limited Voting Shares held internally by subsidiaries of the Company arising from the merger of Brascan Limited and The Edper Group Limited on August 1, 1997.

Quarterly Results

	2002				2001 (2)
(unaudited)
Cdn$ millions, except per share amounts	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31

Cash flow from operations	$183	$199	$172	$182	$141	$155	$154	$151
Cash flow from operations per share (1)	$0.90	$0.99	$0.86	$0.99	$0.75	$0.84	$0.82	$0.79
Net income (loss)	$(174)	$90	$112	$102	$45	$70	$107	$89
Net income (loss) per share(1)	$(1.11)	$0.39	$0.54	$0.51	$0.17	$0.35	$0.56	$0.44

(1)	Fully diluted.
(2)	Effective December 31, 2001, the Company commenced consolidating the results of Brookfield Properties Corporation. For comparability, the quarterly financial statistics for 2001 give effect to consolidating the results of Brookfield since January 1, 2001 at the Company’s ownership level in that year. The consolidation of Brookfield has not effect on net income, net income per share or book value.

The Company commenced reporting its financial results in US currency, effective January 1, 2003. The Company reported cash flow from operations for the first quarter of 2003 of US$130 million or US$0.66 per share, compared to US$114 million or US$0.62 per share in the first quarter of 2002. Net income for the first quarter of 2003 was US$56 million or US$0.23 per share, compared to US$63 million or US$0.32 per share in the first quarter of 2002.

SUBSIDIARIES

The following is a list of subsidiaries of the Company, other than inactive subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Company:

		Percentage of
	Jurisdiction of	Voting Securities
Name	Incorporation	Owned or Controlled

Real Estate Operations
Carena Holdings Inc.	Canada	100
Brookfield Properties Corporation	Canada	50
Brookfield Properties Ltd.	Ontario	100
Brookfield Management Services Ltd.	Ontario	100
BPO Properties Limited	Canada	89
Carma Corporation	Alberta	100
Brookfield Homes Corporation	Delaware	50
Power Generating Operations
Brascan Energy Corporation	Ontario	100
Brascan Power Corporation	Ontario	100
Great Lakes Holdings Inc.	Ontario	100
Great Lakes Power Inc.(1)	Ontario	100
Great Lakes Hydro Income Fund	Quebec	50
Great Lakes Hydro America	Delaware	100
Mississagi Property Inc.	Ontario	100
Powell River Energy Inc.	British Columbia	50
Great Lakes Power Limited	Ontario	100
Highvale Power Corporation	Alberta	100
Hydro-Pontiac Inc.	Quebec	100
Brascan Energy Marketing Inc.	Ontario	100
Brascan Power Services Inc.	Ontario	100
Financial Operations
Trilon Holdings Inc.	Ontario	100
Brascan Financial Corporation (2)	Ontario	100
Trilon Bancorp Inc.	Ontario	100
Trilon Securities Corporation	Ontario	100
Imagine Reinsurance Holdings Limited	Bermuda	90
Royal LePage Limited	Ontario	100
Trilon Capital Partners Limited	Ontario	100
Brascan Securities Corporation	Ontario	100
Brazilian Operations
Brascan Brazil Ltd.	Grand Cayman	100
Brascan Participações Ltda.	Brazil	100
Brascan Brasil S.A.	Brazil	100
Brascan Participações Financeiras Ltda.	Brazil	100
Banco Brascan S.A.	Brazil	40
Brascan Properties S.A.	Brazil	100
Brascan Imobiliária S.A.	Brazil	94
RCMJ Sociedades de Participações Ltda.	Brazil	100
Comfloresta Cia. Catarinense de Emp. Florestáis	Brazil	63
Fazenda Brascan Cattle Ltda.	Brazil	92
Resource Investments
Brascade Holdings Inc.	Canada	100
Brascade Resources Inc.	Canada	96
Noranda Equities Inc.	Ontario	100

(1)	Brascan’s interest in Great Lakes Power Inc. is also held partly through Brascan Energy Corporation.
(2)	Brascan’s interest in Brascan Financial is also held partly through Trilon Holdings Inc.

ADDITIONAL INFORMATION

Additional information relating to the Company, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Company’s securities, and options to purchase securities, is set out in the Management Information Circular of the Company, dated March 1, 2003.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)	if the securities of the Company are in the course of a distribution pursuant to a short form prospectus, or if a preliminary short form prospectus is filed in respect of a distribution of the Company’s securities,

(i)	a copy of this Annual Information Form, together with a copy of any document or pertinent pages of any document incorporated by reference in this Annual Information Form;

(ii)	a copy of the audited financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor;

(iii)	a copy of the interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iv)	a copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders; and

(v)	a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of any documents referred to in (a)(i), (ii), (iii) or (iv) above, providing that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.